FOR IMMEDIATE RELEASE	NEWS RELEASE

LATEST GEOPHYSICS DEFINE NEW DRILL TARGETS AT WEST McARTHUR
URANIUM PROJECT

Vancouver, Canada, November 15th, 2011 - CanAlaska Uranium Ltd. (TSX – CVV)  (“CanAlaska” or the “Company”) is pleased to report the results of an extensive program of surface geophysical moving loop TDEM and DC Resistivity surveys carried out on the West McArthur project through 2011 winter and summer.  The Cdn$2.4 million program has delineated several new drill targets at Grids 1, 5 and 7.  The Grid 5 drill targets have been approved by the joint venture and are scheduled for drill testing in the first quarter of 2012.

The West McArthur Project is located in the eastern portion of the Athabasca Basin, Saskatchewan, immediately to the west of Canada’s largest uranium mine at McArthur River.  Exploration at the project is being carried out under a 50/50 joint venture with MC Resources Canada Ltd. (100% subsidiary of Mitsubishi Corporation) and CanAlaska.  Between now and 2014, the joint venture is planning to expend Cdn$3.5-$4.2 million annually to carry out a Phase 1 reconnaissance exploration program to discover uranium mineralization within many prospective areas on the project.  Upon successful delineation of mineralization, Phase 2 follow-up programs will be undertaken under separate funding.

Press Release	November 15th, 2011

The Grid 5 geophysical surveys followed up on geological modeling of airborne survey results, and current exploration information on potential uranium bearing basement stratigraphy.  The EM surveys on Grid 5 have defined an east to north-east trending conductor package, located 12 km south of the Grid 1 conductor trend and 6 km north of the Grid 4 conductor trend.  The Grid 5 conductor, as a result of follow-up DC Resistivity surveys, exhibits six discrete zones of low sandstone resistivity overlying the graphitic conductor where low resistivity breaches the surface.  Dr. Karl Schimann comments: “These DC Resistivity anomalies are similar to the anomalies over the Phoenix Deposit at the Wheeler River project operated by Denison Mines (ref. NI 43-101 report), and of the Shea Creek deposit of AREVA and UEX (ref. Sask. assessment files).”  The recently-approved 2012 drill program on Grid 5 will test three of the stronger targets with about 6,700 m of drilling in this prospective zone.

The Grid 1 geophysical surveys confirmed the character of the main conductor and possible locations of apparent sandstone breaches.  The 2011 results have delineated several new drill targets in proximity of current drill holes at Grid 1 West.  In the northern sector of the project at Grid 7, a new basement conductor has been traced, and structural offsets with possible sandstone alteration have been located.  These areas are scheduled for additional geophysical surveys in 2012 as part of the Phase 1 reconnaissance evaluation by the joint venture.

Press Release	November 15th, 2011

CanAlaska is very pleased to be supported by its major international partners.  The Company is presently preparing for drill programs on three Athabasca Basin projects, commencing early this winter.  Additional work is also being planned on the NW Manitoba project, where the Company’s earlier surveys located base and precious metals enriched zones, and highlighted a strong association of rare earth minerals with many of the surface outcropping uranium occurrences.

The Qualified Person for this news release is Peter G. Dasler, P. Geo.

About CanAlaska Uranium

CANALASKA URANIUM LTD. (CVV -- TSX, CVVUF -- OTCBB, DH7N -- Frankfurt) is undertaking uranium exploration in twenty one uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium".  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  To-date, CanAlaska has expended over Cdn$75 million exploring its properties and has delineated multiple uranium targets.

For more information visit www.canalaska.com

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo., President & CEO,
CanAlaska Uranium Ltd.

Contact:
Emil Fung, Director & V.P. - Corp. Dev. Tel: +1.604.688.3211 x318 Email: info@canalaska.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

Press Release	November 15th, 2011